ADVENTO, INC.

8 Jiang gang Qu, Ste 402

Hangzhou, China 310000

Tel: 011-86-13083976291

July 7, 2011

Ms. Jessica Dickerson or Mr. Craig Slivka

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Advento, Inc.

       Registration Statement on Form S-1

       Filed May 31, 2011

       File No. 333-174607

Dear Ms. Dickerson or Mr. Slivka,

We received your letter dated June 27, 2011, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on May 31, 2011:

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is “a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.” In discussing this definition in the adopting release, the Commission stated that it would “scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419.” See Security Act Release No. 33-6932 (April 28, 1992). Your disclosure indicates that Advento, Inc. is a development stage company that has no revenue, no material assets, a minimal amount of cash, no firm commitments or plans for raising additional financing, no definitive agreements for selling its products, and no current business activity. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and should comply with Rule 419. Please revise the registration statement to comply with Rule 419, or supplementally, provide a detailed explanation as to why Rule 419 does not apply to Advento, Inc. and this offering.

Response:  In response to this comment we referred to Section (a)(2) of Rule 419 of the Securities Act, which defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While we are a development stage company, the company is not a blank check company because:

- the fact that the company is not a blank check company under Rule 419 has been disclosed prominently on the cover page of the prospectus;

- its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

- it has its own specific operational business plan;

- to date, it has taken substantive steps in furtherance of the business plan including executing Sales Contract with Hangzhou Yongsheng Holdings Co., Ltd, a private Chinese manufacturer that produces high quality shower cabinets.

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2. Please revise your prospectus to disclose all other registration statements of companies for which your sole officer and director and affiliates may have acted as promoters or in which they have a controlling interest by describing in detail the nature and extent of the direct or indirect relationship between your officer and director and these companies and their affiliates. The disclosure should indicate which companies are now viable or dormant and which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the U.S. Securities and Exchange Commission.

Response: Our sole officer and director and affiliates have never acted as promoters or had a controlling interest in any other entity.

3. Throughout your registration statement, you sometimes refer to “existing stockholders,” “officers,” and “directors.” Please revise the registration statement as appropriate to remove any indication that you have more than one existing stockholder, officer, and director.

Response: We revised the registration statement as appropriate to remove any indication that we have more than one existing stockholder, officer, and director.

Calculation of Registration Fee Table, page 2

4. In note one to the table, please disclose which provision of Securities Act Rule 457 you relied upon in calculating the registration fee. Additionally, please reference the Securities Act of 1933 rather than the Securities Act of 1993.

Response: We disclosed the provision of Securities Act Rule 457 on which we relied upon in calculating the registration fee and corrected the reference to the Securities Act of 1933.

Prospectus Summary, page 5

The Offering, page 5

5. In the reference to risk factors, please disclose the page number on which the risk factors section begins.

Response: We disclosed the page number on which the risk factors section begins.

Risk Factors, page 6

Risks Associated with This Offering, page 10

Our president, Mr. Wang does not have any prior experience . . . , page 10

6. We note your statement that your president does not have any experience conducting a best-efforts offering. Please disclose whether he has any experience conducting any type of offering.

Response: We disclosed that our president does not have any experience conducting any type of offering.

Due to the lack of a trading market for our securities . . . , page 11

7. Please revise this risk factor to disclose that there is no guarantee you will find a market maker willing to file an application for your common stock to be quoted on the OTCBB.

Response: We revised this risk factor to disclose that there is no guarantee we will find a market maker willing to file an application for our common stock to be quoted on the OTCBB.

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Dilution, page 12

8. It seems as if the last paragraph on page 14 should appear in the “Use of Proceeds” section rather than in the “Dilution” section. Please revise the registration statement as appropriate.

Response: We revised the registration statement as appropriate.

Management’s Discussion and Analysis or Plan of Operation, page 15

9. Given your limited resources and lack of revenue since inception of August 4, 2010, please amend your filing to disclose whether Mr. Wang, your sole officer and director, has had any discussions with other entities regarding a possible acquisition or merger with another company or business.

Response: We disclosed that Mr. Wang, our sole officer and director, has not had any discussions with other entities regarding a possible acquisition or merger with another company or business.

10. In the second paragraph, we note your disclosure that your president has informally agreed to advance funds to you. Please disclose whether such funds, if advanced, will be subject to repayment. If the advanced funds will be subject to repayment, please disclose the terms upon which repayment shall be made.

Response: We disclosed that the advanced funds will be paid back at a future date, there are no repayment terms set at this time.

Plan of Operation, page 15

11. In the last paragraph on page 16, you state that you may need to obtain additional financing to operate for the 12 months following completion of your public offering. Please explain what additional financing you may need to obtain. In this regard, we note you expect to realize $100,000 in proceeds upon a successful completion of this offering, an amount that is more than three times the minimum amount you disclose you will need for the next 12 months.

Response:  We have revised to clarify: “If we do not raise a minimum of $30,000 from this offering, we may need to obtain additional financing to operate our business for the twelve months following completion of our public offering.”

Liquidity and Capital Resources, page 17

12. In the last sentence on page 17, you state that your available cash reserves are not sufficient for you to “remain operational.” Please revise this sentence as your use of the word “remain” gives the impression that you are currently operational when you have not yet commenced your business operations.

Response: We revised this sentence.

13. In the sixth paragraph on page 18, you discuss private offerings “as described herein.” The disclosure in this paragraph suggests you are either contemplating or conducting a private offering while other disclosures indicate you currently have no plans for financing other than through the offer of securities included in the registration statement. Please revise your disclosures as appropriate.

Response: We have deleted the reference to the private offerings.

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Description of Business, page 19

General, page 19

14. Please revise the third sentence of the first paragraph to clarify the statement you are attempting to make in this sentence. As written, the sentence is incoherent.

Response: We revised this statement.

15. In the fourth sentence, you state that you have “recently begun [y]our current operations.” Other disclosures in your registration statement suggest that you will not commence operations until completion of this offering. Please revise your disclosures as appropriate.

Response: We revised our disclosures as appropriate.

Certain Relationships and Related Transactions, page 24

16. Please disclose the purpose for the $179 advance Mr. Wang made to the company.

Response: We disclosed the purpose for the $179 advance Mr. Wang made to the company.

Security Ownership of Certain Beneficial Owners and Management, page 25

17. Please revise the disclosure in note one to the table so that it accurately reflects the specific information presented in the table. In this regard, we note that Mr. Wang appears to directly own 100% of the outstanding common stock, but the penultimate sentence in note one indicates that this may not be true.

Response: We have revised the disclosure in note one.

Plan of Distribution, page 25

Offering Period and Expiration Date, page 26

18. Please clarify that the offering will continue for a period of 240 “days.”

Response: We clarified that the offering will continue for a period of 240 days.

Experts, page 28

19. Please move your reference to the Loev Law Firm, PC from this section to the “Legal Matters” section, or have counsel consent to being named in this section. Additionally, please disclose counsel’s address in the “Legal Matters” section. Refer to Paragraph 23 of Schedule A to the Securities Act of 1933, as amended.

Response: We moved our reference to the Loev Law Firm, PC from this section to the “Legal Matters” section and disclosed counsel’s address.

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Financial Statements, page 29

Report of Independent Registered Public Accounting Firm, page F-1

20. Please amend your filing to provide an audit opinion that states whether your statement of stockholders’ equity is presented fairly.

Response: The audit opinion letter provided by the auditor dated May 23, 2011 is of standard format. The statement of stockholders’ equity is referenced in the first paragraph of the opinion letter, and is considered to be a part of the phrase ‘the financial position’ referenced in the third paragraph.

Statement of Operations, Page F-3

21. You disclose on page 21 that you do not pay any rent to Mr. Wang and there is no agreement to pay any rent in the future. Although Mr. Wang does not charge you rent, rent expense should be reflected in your income statement to reflect all of your costs of doing business. Please amend your filing to report expenses of doing business. Refer to

ASC 225-10-S99-3 for guidance.

Response: We amended our filing to report rent expenses.

Notes to Financial Statements, page F-6

Note 5. Related Party Transactions, page F-8

22. You state that a director loaned the company $174. Your disclosure on pages 17 and 24 states that Mr. Wang loaned the company $179. Please revise your disclosures as appropriate.

Response: We revised our disclosure throughout of the prospectus.

This letter responds to all comments contained in your letter dated June 27, 2011.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct any further comments or questions you may have to the company's legal counsel Mr. David M. Loev, at:

David M. Loev
The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401

Tel: (713) 524-4110
Fax: (713) 524-4122

Thank you.

Sincerely,

/S/ Liang Wei Wang

Liang Wei Wang, President

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